UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 20, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-53016 Commission File Number	26-1357696 (I.R.S. Employer Identification Number)

4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Approximate Date of Mailing: December 6, 2010

SRKP 20, INC.
4737 North Ocean Drive, Suite 207
Lauderdale by the Sea, FL 33308

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

December 6, 2010

This Information Statement is being furnished to holders of record of the common stock, par value $0.0001 per share, of SRKP 20, Inc., a Delaware corporation (“SRKP 20” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of December 3, 2010 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 20, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 20” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to an Amended and Restated Share Exchange Agreement (the “Exchange Agreement”) dated as of December 6, 2010 by and among SRKP 20, Immense Fortune Holdings Limited, a British Virgin Islands corporation (“Immense Fortune”), Legend Media Holdings HK Limited, a Hong Kong corporation and wholly-owned subsidiary of Immense Fortune (“Legend”), Feigeda Electronic (SZ) Co., Ltd., a company organized under the laws of the People’s Republic of China and a wholly-owned subsidiary of Legend (“Feigeda”), and Finest Day Limited, a British Virgin Islands corporation and sole shareholder of Immense Fortune (“Finest Day”).  Pursuant to the terms of the Exchange Agreement, we will issue an aggregate of 15,156,468 shares of our common stock to Finest Day and its designees in exchange for 100% of the equity interest of Immense Fortune (the “Share Exchange”).  Pursuant to an Amended and Restated Share and Warrant Cancellation Agreement dated as of December 6, 2010, our current stockholders agreed to cancel 4,267,674shares of common stock and warrants to purchase 6,913,236 shares of common stock.  After the cancellation of the shares and warrants pursuant to the Amended and Restated Share and Warrant Cancellation Agreement at the closing of the Share Exchange, our current stockholders will hold an aggregate of 4,264,519 shares of common stock and warrants to purchase 2,293,519 shares of common stock immediately after the Share Exchange.   In addition, we expect to close a private placement after the Share Exchange.  The parties to the Exchange Agreement may agree to modify one or more of the terms of the Exchange Agreement, as described herein, but the Share Exchange will nonetheless result in a change-of-control of our Company on the date the Share Exchange is completed.

Pursuant to the terms of the Exchange Agreement, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Wu Zuxi and Bu Falin to the board of directors of our Company, with Wu Zuxi serving as Chairman of the Board. These appointments will be made upon the closing of the Share Exchange.   Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their respective director and executive positions with our company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Wu Zuxi as our Chief Executive Officer, Costas Michael Takkas as our Chief Financial Officer and Cui Xiaoling as our Corporate Secretary.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Exchange Agreement (the “Closing”) and the resulting change in the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed to the Company’s stockholders of record on December 6, 2010.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov ..

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 15,156,468 shares of common stock to Finest Day and its designees in exchange for 100% of the equity interest in Immense Fortune.  Under the terms of the Exchange Agreement and the Amended and Restated Share and Warrant Cancellation Agreement or as a result of the transactions contemplated by such agreements:

•	Immense Fortune will become a 100%-owned subsidiary of SRKP 20;

•	We will assume the operations of Immense Fortune and its subsidiaries;

•	We will issue an aggregate of 15,156,468 shares of common stock to Finest Day and its designees;

•	We will cause the cancellation and extinguishment of 4,267,674 shares of our common stock held by certain of our stockholders (the “SRKP 20 Share Cancellation”);

•	We will cause the cancellation and extinguishment of 6,913,236 shares of common stock held by certain of our stockholders (the “SRKP 20 Warrant Cancellation”);

•	We will conduct a closing of a private placement offering; and

•	We will change our name to such name to Feigeda Electronic Technology, Inc.

As a result of the Share Exchange, we will become the 100% parent corporation of Immense Fortune, and Finest Day and its designees will become stockholders of SRKP 20.  According to the terms of the Exchange Agreement and the Amended and Restated Share and Warrant Cancellation Agreement, immediately following the closing of the Share Exchange and the SRKP 20 Share Cancellation and SRKP 20 Warrant Cancellation, we will have approximately 19,420,987 shares of common stock issued and outstanding and warrants to purchase 2,293,519 shares of common stock outstanding; Finest Day and it designees, in aggregate, will beneficially own approximately 78.0% of our outstanding common stock and the pre-existing stockholders of SRKP 20 will beneficially own approximately 30.2% of our outstanding common stock,  prior to giving effect to any issuance of shares of our common stock on the exercise of our outstanding warrants. Our stockholders will experience further dilution upon the sale our securities in the private placement we expect to conduct after the closing of the Share Exchange. The parties to the Exchange Agreement may agree to modify one or more of the terms of the Exchange Agreement, as described above, but the Share Exchange will nonetheless result in a change-of-control of our Company on the date the Share Exchange is completed.

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” reorganization pursuant to the provisions of Sections 351 and/or 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to Finest Day and its designees will be in reliance upon exemptions from registration pursuant to (i) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and/or (ii) Regulation S of the Securities Act.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: Finest Day and each of the designees are non-U.S. entities and residents, an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S, Finest Day and each of the designees will represent that he, she or it was not acquiring the securities for the account or benefit of a U.S. person, agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Wu Zuxi and Bu Falin to the board of directors of our Company, with Wu Zuxi serving as Chairman of the Board.  Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Wu Zuxi as our Chief Executive Officer, Costas Michael Takkas as our Chief Financial Officer and Cui Xiaoling as our Corporate Secretary.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our Company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement is subject to the satisfaction of certain contingencies including, without limitation, the completion of the SRKP 20 Share Cancellation, completion of the SRKP 20 Warrant Cancellation and compliance with regulatory requirements.  Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of December 3, 2010, there were 8,532,193 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of December 3, 2010, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of December 3, 2010, 8,532,193 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The amount of shares set forth in the table and the percentage of class does not take into account the cancellation of shares and warrants pursuant to the Amended and Restated Share and Warrant Cancellation Agreement as described in the applicable footnotes.  The address of each stockholder is listed in the table and anticipated share and warrant cancellation information that will occur upon the closing of the Share Exchange is contained in the footnotes to the table.

Name	Amount and Nature of Beneficial Ownership		Percentage of Class

Debbie Schwartzberg 785 5th Avenue New York, New York 10021	2,400,000	(1)	24.66%

Richard A. Rappaport (2) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	9,096,150	(3)	69.54%

Amanda Rappaport Trust (4) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676	(5)	7.22%

Kailey Rappaport Trust (6) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	638,676	(7)	7.22%

Anthony C. Pintsopoulos (8) c/o SRKP 20, Inc. 4737 North Ocean Drive, Suite 207 Lauderdale by the Sea, FL 33308	1,419,278	(9)	15.36%

Janine Frisco 260 Oceangate, Suite. 1500 Long Beach, CA 90802	496,748	(10)	5.66%

Kevin DePrimio 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	496,748	(11)	5.66%

WestPark Capital Financial Services, LLC (12) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067	5,547,958	(13)	49.07%

Xingrong Zhang TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen, China	1,182,056	(14)	12.80%

Zhuo Chen TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen, China	1,182,056	(15)	12.80%

Hailan Zhang TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen, China	1,182,056	(16)	12.80%

All Directors and Officers as a Group (2 individuals)	10,515,428		76.25%

(1)
Includes 1,000,000 shares of common stock and a warrant to purchase 1,000,000 shares of common stock owned by Debbie Schwartzberg and an aggregate of 100,000 shares of common stock and a warrant to purchase 100,000 shares of common stock owned by each of The David N. Sterling Trust dated February 3, 2000 and The Julie Schwartzberg Trust dated February 9, 2000 (together, the “Schwartzberg Trusts”).  Mrs. Schwartzberg, as Trustee of the Schwartzberg Trusts may be deemed the indirect beneficial owner of these securities since she has voting and investment control over the securities.  A maximum of 702,845 of the shares and 1,036,142 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(2)	Richard A. Rappaport serves as President and director of the Company.

(3)
Includes 1,135,420 shares of common stock and a warrant to purchase 1,135,420 shares of common stock owned by Mr. Rappaport and all of the shares of common stock and warrants to purchase common stock owned by the Amanda Rappaport Trust and the Kailey Rappaport Trust (together, the “Rappaport Trusts”) and WestPark Capital Financial Services LLC (“West Park LLC”).  Mr. Rappaport, as Trustee of the Rappaport Trusts and Chief Executive Officer (“CEO”) and Chairman of WestPark LLC, may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.  A maximum of 1,934,157 of the shares and 2,890,690 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(4)	Mr. Rappaport serves as Trustee of the Amanda Rappaport Trust.

(5)
Includes 319,338 shares of common stock and a warrant to purchase 319,338 shares of common stock.  A maximum of 187,038 of the shares and 275,733 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(6)	Mr. Rappaport serves as Trustee of the Kailey Rappaport Trust.

(7)
Includes 319,338 shares of common stock and a warrant to purchase 319,338 shares of common stock.  A maximum of 187,038 of the shares and 275,733 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(8)	Anthony C. Pintsopoulos serves as Secretary, Chief Financial Officer and director of the Company.

(9)
Includes 709,639 shares of common stock and a warrant to purchase 709,639 shares of common stock.  A maximum of 415,639 of the shares and 612,739 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(10)
Includes 248,374 shares of common stock and a warrant to purchase 248,374 shares of common stock. A maximum of 145,474 of the shares and 214,459 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(11)
Includes 248,374 shares of common stock and a warrant to purchase 248,374 shares of common stock.  A maximum of 145,474 of the shares and 214,459 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(12)
Mr. Rappaport serves as CEO and Chairman of WestPark Capital Financial Services, LLC and has sole voting and investment control over the securities and thus may be deemed to be the indirect beneficial owner of the securities held by WestPark Capital Financial Services, LLC.  Mr. Pintsopoulos serves as President and Chief Financial Officer of WestPark Capital Financial Services, LLC.

(13)
Includes 2,773,979 shares of common stock and a warrant to purchase 2,773,979 shares of common stock.  A maximum of 895,060 of the shares and 1,358,844 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(14)
Includes 478,601 shares of common stock and a warrant to purchase 703,455 shares of common stock. A maximum of 280,319 of the shares and 607,399 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(15)
Includes 478,601 shares of common stock and a warrant to purchase 703,455 shares of common stock. A maximum of 280,319 of the shares and 607,400 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(16)
Includes 478,601 shares of common stock and a warrant to purchase 703,455 shares of common stock. A maximum of 280,319 of the shares and 607,400 of the warrants will be cancelled pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange, the SRKP 20 Share Cancellation and the SRKP 20 Warrant Cancellation:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 8,532,193 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 15,156,468 shares of common stock to Finest Day and its designees and will cancel 4,267,674 shares of common stock owned by certain SRKP 20 stockholders pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.  We anticipate that SRKP 20 will have outstanding approximately 19,420,987 shares of common stock immediately after the closing of the Share Exchange and the cancellation of the shares and warrants pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Immense Fortune Holdings, Ltd., c/o Feigeda Electronic (SZ) Co., Ltd., #6, Block C, 3rd Floor, Fuyuan Industry Park, Jiuwei Road, Xixiang Town, BaoAn District, Shenzhen, China 518126.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange		Percent of Class

Director and Executive Officers

Wu Zuxi	Chairman of the Board and Chief Executive Officer	5,183,966		26.69%

Bu Falin	Director	3,031,294		15.61%

Costas Michael Takkas	Chief Financial Officer	—		—

Cui Xiaoling	Corporate Secretary	—		—

Officers and Directors as a Group (total of 4 persons)		8,215,260		42.30%

5% or More Owners

Richard A. Rappaport (1) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		4,271,303	(1)	20.26%

WestPark Capital Financial Services, LLC (2) 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067		3,294,054	(3)	15.81%

Zhuo Chen TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen, China		1,052,160	(4)	5.39%

Hailan Zhang TianLai 17 Block, Zheng Zhong Golf Long Gong District, Shenzhen, China		1,052,160	(4)	5.39%

(1)           Richard A. Rappaport served as President and director of the Company prior to the Share Exchange.
Includes 470,399 shares of common stock and a warrant to purchase 155,040 shares of common stock owned by Mr. Rappaport, in addition to the shares of common stock and warrants to purchase common stock owned by the Rappaport Trusts and WestPark Capital Financial Services, LLC, which totals 2,143,519 shares and 1,502,345 warrants. Assumes the cancellation of 1,934,157 shares and 2,890,690 warrants pursuant to the Share and Warrant Cancellation Agreement.  Mr. Rappaport, as Trustee of the Rappaport Trusts and CEO and Chairman of WestPark Capital Financial Services, LLC, may be deemed the indirect beneficial owner of these securities and disclaims beneficial ownership of the securities except to of his pecuniary interest in the securities.

(2)           Mr. Rappaport serves as Chief Executive Officer and Chairman of WestPark LLC and has sole voting and investment control over the securities and thus may be deemed to be the indirect beneficial owner of the securities held by WestPark LLC.

(3)           Includes 1,878,919 shares of common stock and a warrant to purchase 1,415,135 shares of common stock.  Assumes the cancellation of 895,060 shares and warrants to purchase 1,358,844 shares of common stock pursuant to the Amended and Restated Share and Warrant Cancellation Agreement.

(4)           Includes 956,105 shares of common stock and a warrant to purchase 96,055 shares of common stock.  Assumes the cancellation of 280,319 shares and warrants to purchase 607,400 shares of common stock pursuant to the Amended and Restated Share and Warrant Cancellation Agreement

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Wu Zuxi and Bu Falin to the board of directors of our Company, with Wu Zuxi serving as Chairman.  Mr. Rappaport, who is currently our President and a director, and Mr. Pintsopoulos, who is currently our Chief Financial Officer, Secretary and a director, will then resign from all of their director and executive positions with our Company upon the closing of the Share Exchange.  In addition, concurrent with the closing of the Share Exchange, our board will appoint Wu Zuxi as our Chief Executive Officer, Costas Michael Takkas as our Chief Financial Officer and Cui Xiaoling as our Corporate Secretary.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Term

Richard Rappaport	51	President and Director	October 2007 to Present

Anthony C. Pintsopoulos	55	Secretary, Chief Financial Officer and Director	October 2007 to Present

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport has been President and a director of the Company since October 2007.  Mr. Rappaport is the founder of WestPark Capital, Inc. and has been its Chief Executive Officer since September 1999. WestPark Capital is a full service investment banking and securities brokerage firm, which serves the needs of private and public companies worldwide, as well as individual and institutional investors. Mr. Rappaport is the also the CEO and Chairman of WestPark Capital Financial Services LLC.  From April 1995 through September 1999, Mr. Rappaport was director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport also serves as President and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 24, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP 28, Inc., SRKP 29, Inc., WRASP 30, Inc., WRASP 31, Inc., and WRASP 32, Inc., all of which are publicly-reporting, blank check and non-trading shell companies.  Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and an M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos has been Chief Financial Officer, Secretary and a Director of the Company since October 2007.  Mr. Pintsopoulos is the President and Chief Financial Officer of WestPark Capital. He is also the President and Chief Financial Officer of WestPark Capital Financial Services LLC. Prior to joining WestPark Capital, Mr. Pintsopoulos was Chief Financial Officer and acting Chief Operating Officer at Joseph, Charles & Associates (JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as Chief Financial Officer, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company's IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also, he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. Mr. Pintsopoulos also serves as Chief Financial Officer, Secretary and director of SRKP 2, Inc., SRKP 3, Inc., SRKP 5, Inc., SRKP 10, Inc., SRKP 12, Inc., SRKP 14, Inc., SRKP 15, Inc., SRKP 16, Inc., SRKP 24, Inc., SRKP 26, Inc., SRKP 27, Inc., SRKP, 28, Inc., SRKP 29, Inc., WRASP 30, Inc., WRASP 31, Inc. and WRASP 32, Inc.,  all of which are publicly-reporting, blank check and non-trading shell companies.  He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees.  Our Board believes that it is not necessary to have a standing audit, nominating or compensation committee at this time because the functions of such committees are adequately performed by the Board as a whole.  The Company does not have an audit committee charter, compensation committee charter or nominating committee charter.  The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert. The Company has not adopted any procedures by which security holders may recommend nominees to the Board of Directors.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2009 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange. We do not have any independent directors as that term is defined under Section 803A(2) of the NYSE Amex Company Guide, even though such definition does not currently apply to us.

Transactions with Related Persons

Except as otherwise described herein, there have been no transactions or proposed transactions in which the amount involved exceeds $120,000 for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

We do not currently have a formal related party approval policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Code of Ethics

On December 20, 2007, the Company adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others. A form of the Code of Ethics is filed as Exhibit 14.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on January 22, 2010.

Requests for hard copies of the Code of Ethics should be sent in writing to SRKP 20, Inc., Attention: Secretary, 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, it is currently contemplated that the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Wu Zuxi	43	Chairman of the Board and Chief Executive Officer
Bu Falin	29	Director
Costas Michael Takkas	53	Chief Financial Officer
Cui Xiaoling	23	Corporate Secretary

Wu Zuxi has served as the Chief Executive Officer and Director of Feigeda Electronic (SZ) Co., Ltd. since April 2005.  In 2003, Wu Zuxi founded Shenzhen Tongxingda Technology Co., Ltd. and served as its Chairman of the Board until June 2006.  From 1998 to 2003, Wu Zuxi worked in the Mold Department of Shenzhen China Display Technology Co., Ltd. and from 1996 to 1997, Wu Zuxi worked in the Research and Development Department of Shenzhen Hanglong Electronics co., Ltd.  Wu Zuxi received a Bachelor’s degree in Electronics from Jiangzi University in 1990.  We believe that Wu Zuxi’s knowledge of all aspects of the Company’s business and his historical understanding of its operations, combined with his years of experience in the electronics industry and his drive for innovation and excellence, position him well to serve as our Chairman and Chief Executive Officer.

Bu Falin has served as General Manager and Director of Feigeda Electronic (SZ) Co., Ltd. since April 2005.  From 2000 to 2004, Bu Falin served as the Quality Assurance Manager of Shenzhen H&T Electronic Technology Co., Ltd.  From 1999 to 2000, Bu Falin worked in the Quality Assurance Department of Shenzhen China Display Technology Co., Ltd.  Bu Falin received a MBA degree in Commerce and Management from the University of Northern Virginia in 2008.  We believe that Bu Falin’s knowledge of all aspects of the Company’s business and his historical understanding of its operations, combined with his years of experience in the electronics industry and his drive for innovation and excellence, position him well to serve as a member of our board of directors

Costas Michael Takkas has served as director and Chief Financial Officer of Sonnen Corp. since June 2009.  From 2007 to 2009, Mr. Takkas served as Observer and Major Financier of CPLAbor do Brasil Construtora Ltda. (Brazil).  From 2002 to 2007, Mr. Takkas served as director and Chief Financial Officer of Strategic Rare Earth Company.  Mr. Takkas received his Bachelor’s of Science in Physics from the Imperial College, London in 1978.

Cui Xiaoling has served as the Secretary of Feigeda Electronics (SZ) Co., Ltd. since June 2010.  From October 2007 to May 2010, Cui Xiaoling worked in international sales at Shenzhen CXD Science & Technology Co., Ltd.  Cui Xiaoling received a Bachelor’s degree in Business English from Central South University in 2007.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the fiscal year ended December 31, 2009 of the principal executive officer and principal financial officer.  No officer received annual compensation exceeding $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Richard Rappaport	2009	$-	$-	$-	$-
Chief Executive Officer and Director	2008	$-	$-	$-	$-

Anthony Pintsopoulos	2009	$-	$-	$-	$-
Chief Financial Officer, Secretary and Director	2008	$-	$-	$-	$-

Grants of Plan-Based Awards in 2009

There were no option grants in 2009.

Outstanding Equity Awards at 2009 Fiscal Year End

There were no option exercises or options outstanding in 2009.

Option Exercises and Stock Vested in Fiscal 2009

There were no option exercises or stock vested in 2009.

Pension Benefits

There were no pension benefit plans in effect in 2009.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2009.

Employment Agreements

We have no employment agreements with any of our executive officers.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 2 persons)	-	-	-	-	-	-	-

For the year ended December 31, 2009, none of the members of our Board of Directors received compensation for his service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2009 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WestPark Capital, Inc. will receive a success fee aggregating $190,000 for the execution of the Exchange Agreement and closing the Share Exchange.  Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in WestPark Capital, Inc., a FINRA member. Anthony C. Pintsopoulos, one of the Company’s stockholders and officer and director prior to the Share Exchange, is the Chief Financial Officer of WestPark Capital, Inc. Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

This information statement is not an offer of securities for sale. Any securities sold in the private placement will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended, or pursuant to an exemption from such registration.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
Richard A. Rappaport
President

Dated: December 6, 2010